INVEST IN **BREYBOURNE CRICKET CLUB**

We are a professional cricket team and building a world class cricket stadium in the Chicago region



breybourne.com   Chicago, Il.   🐦 ▶ 📘 📷   B2C   Entertainment   Sports   Events & Festivals

Highlights

(1) Received approval to build the largest cricket stadium in the United States (25,000 seats).

(2) Cricket has 2+ billion fans globally. 30+ million fans in the US according to ICC.

(3) The U.S. just hosted the 2024 Twenty20 World Cup. Cricket will be in the 2028 LA Olympics.

(4) JP Duminy is an Advisory Board Member. South African cricket superstar, 625K Instagram followers.

(5) $205K+ capital raised to-date, with an additional $200K committed.

(6) 350K+ cricket fans in the Chicago region. $500M+ potential membership market in the Midwest.

(7) Investor perks include club membership, exclusive access, coaching sessions, your name up in lights!

Featured Investor

Jean Paul Duminy
Syndicate Lead   Follow   Invested US$250,000 ⓘ

Former South African Cricketer, Current Batting Coach Mens South Africa Cricket Team, Breybourne CC advisory boarder member/coach/Investor
google.com

"Cricket is a global game that needs to be spread to all corners and with the US on the rise I'm excited for what breybourne can do to serve the game and it's people. We at breybourne have the vision of creating opportunities for all who love the game, from juniors to Amateur and high performance. Our world class facility shows the elite vision and possibilities and we are excited for you to participate in our venture. This game is not for self gain but to serve the people to who love it, who'..."

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Our Team

Paresh Patel   Chairman and CEO

Breybourne Stadium Chicagoland USA | Breybourne Cricket Club Chicago USA | Breybourne Cape Town South Africa | Professional Sports Team | Sports Properties


Jean-Paul Duminy Investor & Advisory Board

Former Professional International Cricketer. Played in IPL, PSL, CPL and other Leagues. Current Cricket Coach with South Africa National Team.


Ajay Seth Advisory Board

Cricket Administrator with experience in ICC World Cup, BCCI, MCA, IPL, and MPL.


Naveed Dafedar Advisory Board

Previous VP of On-Air Promotion with Zee Entertainment and Sony Pictures Networks. Currently freelance Director Promos, TVCs and TV Series, Creative Director.


Rob Topping Advisory Board

Father of #freeform Providing solutions to businesses in the ecosystem of alternative investments and the "Nu40" replacing the traditional 60-40 stocks-bonds model.


James Gallagher Advisory Board

Managing Director focused on Alternative Investments from venture capital, real estate and private investments.

Our Cricket Pitch... (pun intended!)

From a dream, an idea, a thought, to creating something meaningful that brings **generational impact to the sport** is how Breybourne was conceived.

Hi, my name is Paresh Patel, and I am the founder of Breybourne Cricket Club.

Behind soccer, cricket is the **second most popular** sport in the world – with **2.5 billion global players and fans, and a market size of $10+ billion.**



Until now, professional cricket has not taken off in the United States. But we believe that now is the time for cricket to enter the American market. And at Breybourne, we're going to be at the center of that.



Breybourne Cricket Club team after winning the USA Premier League Championship in 2022.



Our Vision
A Professional Cricket Team and Stadium near Chicago.

Breybourne is a professional cricket club in the Chicago region. But it's so much more than that. We're also building a <u>world class entertainment venue</u> – a stadium, clubhouse, hotel, lounge and restaurant. Breybourne is a majority stake holder in the team and stadium.



The Stadium Complex:

We are building a **25,000 capacity** stadium in Chicago suburb Oswego, IL.

This will be the **largest** dedicated **cricket stadium** in the United States.

We have acquired the land (34 acres).

And our development plans have been approved by the relevant local authorities.

Beside the stadium will sit a **120 room full service hotel** with an event space.

And we will build a 13K sq ft, **stand alone restaurant.**

Our 24K sq ft **Members Clubhouse** will host exclusive members only space, an event space, restaurant, and lounge.

And a **Players Clubhouse** will house world class team lockers and facilities including an indoor cricket academy, 15 suites on top for stadium viewing, and a public sports bar.

The Cricket Team:

At the core of Breybourne Cricket Club is a commitment to building a professional cricket team that competes at the highest levels of the sport in the U.S.

In 2022, we bought a franchise in the USA Premier League (USAPL) And that same year, we won the championship!



Champions of USAPL 2022

Here's a video of South African superstar (and Breybourne investor) JP Duminy congratulating our players after our triumph!



This year we secured a franchise in the Midwest Premier League.







Our stadium plans have been approved by the relevant local authorities, and as soon as we raise the capital to get started, we can begin construction.



We plan to build out the stadium complex in five phases:

Phase 1: Lay the field and level the ground.

Phase 2: Build the parking lot, lights, berms (grass seating with a capacity of 1,200), and Players Clubhouse.



Phase 3: Build an additional north parking lot, the Members Clubhouse, the restaurant pad and hotel pad, and add 6,000 physical seats.



Phase 4: Add more seats – bringing the capacity to 14,000 permanent seats.





Phase 5: Add even more seats, bringing the capacity to 25,000.



See the architect renditions below to get a sense of what the final stadium complex will look like.

We get goosebumps looking at them!

It will be the largest dedicated cricket venue in the United States. Right next door to the third biggest city in the country.

If you've watched the movie **Field of Dreams**, that's what we're building. (Although my wife tells me I don't look too much like Kevin Costner!).











And some of the design influences for our Members Clubhouse:









As mentioned above, cricket is the second biggest sport in the world. With an annual market size of $10+ billion.





And we believe now is the time for the sport to take the **American market** by storm.

In the recent **2024 Twenty20 (T20) World Cup**, in one of the greatest upsets in the history of the game of cricket, the **United States team beat Pakistan** (currently ranked seventh best in the world).

The game was played in Dallas (the **United States was one of the hosts of the World Cup**, along with several Caribbean nations), and the U.S. victory captured the imagination of cricket fans throughout the country.

Another factor at play in the increase in cricket's popularity in the U.S. is demographics. The number of people of **South East Asian descent** living in America has increased from around 1 million in 1990, to 6 million today. And as we all know, we South East Asians are crazy about cricket!

And if cricket is poised to explosively grow in the U.S. as a whole, we believe there is also a hole in the **Chicago market**. Chicago is the third biggest city in the country – with an extremely vibrant sports scene (Bears (NFL), White Sox and Cubs (MLB), Blackhawks (NHL), Bulls (NBA), Fire (MLS) etc.).



Even at the start of our journey, we have already assembled a world class team to bring our Breybourne Cricket Club dream to reality.



I am a lifelong cricket player and fan!

A fun personal anecdote – cricket is so central to my life, that I even met my wife at a cricket stadium in Mumbai back in 1998! The reason the clock in the Breybourne logo points to 3 o'clock, is because that is the exact time that I met my wife at Wankhede Stadium in Mumbai!

Our Advisory Board includes South African legend **JP Duminy** (46 tests, 199 ODIs and 81 T20 matches for South Africa). As well as Ajay Seth and Naveed Dafedar – who bring both deep cricket and industry experience and expertise.





This Fundraise

We are delighted to invite all cricket fans to join us on this journey!

To-date we've **raised $450K** in capital, from private investors, including JP Duminy. With another **$200K committed** over the coming few months – excluding the amount raised in our Wefunder community round.

We're looking to **raise $6M** in total this round. This will be used for Phase I and II of construction on the stadium complex.

Investors will benefit from profit distributions after a 24-month construction period, with returns projected to start within two years after the completion of Phase 3.

We are raising funds through a community round to accelerate the construction process and invite the global cricket community to be a part of this groundbreaking project.

We want to put our fans at the center of everything we do. Local residents of Oswego, Fox Valley Region, and the Chicago region. We would invite cricket enthusiasts from Midwest states, nationwide and even international, who would love to see this beautiful game flourish in the United States.

With the backing of cricket superstars like JP Duminy and the support of our growing community, Breybourne Cricket Club is on track to make history. Now is your chance to join us in building a world-class cricket destination in the United States.

This is not just an **investment in cricket**; it's an **investment in a** legacy.

Welcome to Breybourne Cricket Club.